Exhibit 12.1

NII HOLDINGS, INC.
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS
TO FIXED CHARGES
(dollars in thousands)

	Predecessor Company					Successor Company

					Ten Months Ended	Two Months Ended
	Twelve Months Ended December 31,				October 31,	December 31,

	1998	1999	2000	2001	2002	2002

(Loss) income from continuing operations before income tax	$(253,662)	$(497,964)	$(290,122)	$(2,378,590)	$1,983,505	$27,350

Add:
Fixed charges	134,164	193,904	333,031	352,216	170,435	13,302
Amortization of capitalized interest	1,834	4,471	7,313	12,654	3,716	743

Less:
Interest capitalized	23,800	10,400	26,513	42,927	8,239	971
Equity in (losses) gains of unconsolidated affiliates	(6,362)	(9,270)	(33,328)	9,640	—	—
Losses attributable to minority interests	17,131	19,314	6,504	—	—	—

Earnings as adjusted	$(152,233)	$(320,033)	$50,533	$(2,066,287)	$2,149,417	$40,424

Preferred stock dividends:	—	—	61,334	—	—	—
One minus effective income tax benefit (provision) rate	—	—	100%	—	—	—

Preferred stock dividends on pretax basis	—	—	61,334	—	—	—

Fixed charges:
Interest expense on indebtedness (including amortization of debt expense and discount)	$106,824	$179,604	$237,743	$297,228	$151,579	$10,469
Interest capitalized	23,800	10,400	26,513	42,927	8,239	971
Portion of rent expense representative of interest (30%)	3,540	3,900	7,441	12,061	10,617	1,862

Fixed charges	$134,164	$193,904	$333,031	$352,216	$170,435	$13,302

Ratio of earnings to fixed charges	(1.13)	(1.65)	0.15	(5.87)	12.61	3.04

Deficiency of earnings to cover fixed charges	$286,397	$513,937	$—	$2,418,503	$—	$—